Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 16, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

Lima.-

Reference:	Material Event

Pursuant to Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform the following:

Today, Holcim Ltd. informed us that it has filed an amendment to Schedule 13D with the United States Securities and Exchange Commission (SEC), which was made publicly available on the same date.

In this amendment, Holcim Ltd. states the following:

(i)	Pursuant to the Share Purchase Agreement dated December 15, 2025, entered into between Holcim Ltd. and the marital community property estate of Eduardo Hochschild Beeck and Mariana Violeta Correa Sabogal de Hochschild, and Farragut Holdings, Inc. (the “Sellers”), under which Holcim Ltd. acquired from the Sellers 99.99% of the issued and outstanding shares of Inversiones Aspi S.A. (“Inversiones Aspi”) (the “SPA”), and in compliance with Peruvian regulations, Holcim Ltd. undertook to launch a tender offer (the “Tender Offer”) for at least an additional 24.99% of the common shares of Cementos Pacasmayo S.A.A. (the “Company”).

(ii)	On June 15, 2026, the Executive Committee of Holcim Ltd. determined that the Tender Offer would be made for all of the Company's common shares.

(iii)	On October 14, 2026, through Official Letter No. 5172-2026-SMV/11.1, the Superintendencia del Mercado de Valores (SMV) granted Holcim Ltd. an exemption allowing the Tender Offer to be made by Inversiones Aspi.

(iv)	Also on October 14, 2026, MSRA S.A.C. (the independent valuation firm appointed for this purpose by the selection committee composed of SMV officials) submitted its valuation report to the SMV to determine the minimum price to be offered in the Tender Offer.

(v)	Inversiones Aspi intends to launch the Tender Offer for all common shares, including those represented by American Depositary Shares (each representing five common shares), in accordance with applicable U.S. and Peruvian regulations.

(vi)	As of the date hereof, Inversiones Aspi has not yet launched the Tender Offer.

Interested parties may access the aforementioned amendment to Schedule 13D through the website of the United States Securities and Exchange Commission at the following link:

https://www.sec.gov/Archives/edgar/data/1221029/000110465926116448/xslSCHEDULE_13D_X02/primary_doc.xml

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative